Bradford D. Rodgers

SVP and Senior Counsel

Writer’s Direct Number: (205) 268-1113

Facsimile Number: (205) 268-3597

Toll-Free Number: (800) 627-0220

September 21, 2022

Via EDGAR and E-mail

Ms. Rebecca Ament Marquigny

Senior Counsel

Disclosure Review Office 2

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Protective Life and Annuity Insurance Company
Variable Annuity Account A of Protective Life
Pre-Effective Amendment No. 1 to Registration Statement on Form N-4
File Nos. 333-261830; 811-8537

Ms. Marquigny:

On behalf of Protective Life and Annuity Insurance Company (the “Company”) and on behalf of Variable Annuity Account A of Protective Life, we have filed this letter as correspondence via EDGAR. This letter provides the Company’s responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission on the above-referenced Pre-Effective Amendment No. 1 (the “Amendment”) to the Registration Statement on Form N-4 for certain individual flexible premium deferred variable and fixed annuity contracts (the “Registration Statement”) in a phone call with outside counsel for the Company on September 8, 2022.

For the Staff’s convenience, each Staff comment is set forth in full below, followed by the Company’s response. We have also filed as correspondence the pages of the draft prospectus to the Amendment and the initial summary prospectus that have been revised to reflect the changes made in response to the Staff comments, which changes will be included in Pre-Effective Amendment No. 2 to the Registration Statement.

1.                                      Item 2: Key Information Table. Minimum and Maximum Annual Fee Table. In the “Optional benefits available for an additional charge” line item, please include the parenthetical “(for a single optional benefit, if elected)” as set forth in Instruction 2(c)(i)(B) to Item 2 of Form N-4.

Response: The Company has complied with the Staff comment.

2.                                      Rate Sheet Prospectus Supplement. Ongoing Fees and Expenses.  Please reproduce both the Minimum and Maximum Annual Fee Table and the Lowest and Highest Annual Cost Table from the “Ongoing Fees and Expenses” row of the Key Information Table in the Rate Sheet Prospectus Supplement with the specific figures required to be included in each table. Instruction 2(c)(i)(F) to Item 2 of Form N-4 requires the minimum and maximum current charges for optional benefits available for an additional charge be provided in a single line item of the Minimum and Maximum Annual Fee Table. Instruction 2(c)(ii)(C) calls for the highest annual cost estimate assuming the most expensive combination of Contract Class, Portfolio Company fees and expenses, and optional benefits based on current charges be provided in the Lowest and Highest Annual Cost Table. Form N-4 does not prohibit the use of a Rate Sheet Prospectus Supplement to provide the current charges for optional benefits. However, because the Rate Sheet Prospectus Supplement provides the current charges called for by Item 2 of Form N-4, the Company must include both tables in a single comprehensive Rate Sheet Prospectus Supplement so that investors can review all of these current charges presented together in a single location, as intended by Form N-4.

Response: The Company has included the Minimum and Maximum Annual Fee Table and the Lowest and Highest Annual Cost Table, together with the legends preceding each table, in the Rate Sheet Prospectus Supplement, as recommended by the Staff comment.

3.                                      Appendix A. Death Benefit Calculation Examples. The preamble states that the examples reflect the deduction of fees and charges. However, the figures in the examples do not appear to reflect the specific fees and charges disclosed in the prospectus. If the hypothetical Contract Values do not reflect the deduction of fees and charges specific to the Protective Aspirations NY Variable Annuity Contracts, please delete the statement that the examples reflect the deduction of fees and charges from the preamble.

Response: The Company has deleted the subject sentence as recommended by the Staff comment.

*              *              *

The Company believes that it has responded to all Staff comments and respectfully requests that the Staff review these materials as soon as possible. Once the Staff has reviewed the materials and all outstanding Staff comments have been resolved, the Company will file Pre-Effective Amendment No. 2 to the Registration Statement and request acceleration of the effective date of Pre-Effective Amendment No. 2 to October 12, 2022 or as soon as practicable thereafter.

If you have any questions regarding this letter, please contact me at the above number, or our counsel Thomas Bisset at 202-383-0118.  We greatly appreciate the Staff’s efforts in assisting the Company with this filing.

Sincerely,

/s/ Bradford Rodgers
VP, Senior Counsel
Protective Life Insurance Company

cc:	Mr. Thomas Bisset
Mr. Timothy Graves